IMMIX BIOPHARMA, INC.

11400 West Olympic Blvd., Suite 200

Los Angeles, CA 90064

September 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Gary Newberry
Jane Park
Laura Crotty

Re:	Immix Biopharma, Inc.
Draft Registration Statement on Form S-1
Submitted July 20, 2021
CIK No. 0001873835

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Immix Biopharma, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 16, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Draft Registration Statement on Form S-1 submitted July 20, 2021

Cover Page

1. The prominence of the graphics on page 2, immediately following the cover page, is not appropriate, as this page includes extensive technical information without context. As such, please move these graphics to the Summary section or elsewhere with the appropriate narrative context and enlarge all text for legibility. Please refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations for guidance regarding admissible graphics inside the front and back cover pages.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

2. After moving the pipeline table from page 2 to the Summary and revising to make all text legible, please further revise the table to include separate columns for each of the preclinical phase and Phases 1, 2 and 3. Progress arrows should be moved to clearly depict the progress of each candidate to date and should not encroach on phases not commenced. The table on page 53 should also be revised accordingly.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Overview, page 4

3. Please clarify in the Summary that you have generated no revenues to date.

RESPONSE:	The Company has revised the Registration Statement to clarify that it has not generated any revenues to date.

4. Please clarify the meaning of scientific or technical terms the first time they are used here and in the Business section or in close proximity thereto in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by poly-kinase inhibitor, apoptosis inducer, hypoxia and acidosis, Treg T-cells, CMC processes, moiety, tumorigenicity and high-therapeutic index drugs.

RESPONSE:	The Company has revised the Registration Statement to clarify the meaning of scientific and technical terms the first time they are used in the Overview and Business sections.

5. We refer to your disclosure on page 4 that your SMARXT Tissue-Specific Platform has produced drug candidates that have resulted in “relatable safety profiles.” Please note that determinations of safety and efficacy are solely within the authority of the FDA; therefore, please revise your prospectus to remove all references and/or implications of safety and efficacy, including the reference cited above.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Our products will face significant competition..., page 25

6. You disclose your key competitors with respect to your product candidates in the Business section, such as on pages 62, 73 and 74. Please revise the above referenced risk factor to provide more robust disclosure regarding the potential impact on the company of these key competitors, including whether any are targeting the GLUT1 cancer biomarker and/or developing a poly-kinase inhibitor/apoptosis inducer.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Our Amended and Restated Bylaws to be effective upon completion of this offering..., page 37

7. We note your disclosure on page 38 that the forum selection provision in your amended and restated bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with you and may discourage such lawsuits. Please revise this risk factor and your disclosure in the Business section to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

RESPONSE:	The Company has revised the Registration Statement to include disclosure that its forum selection provision may result in increased costs for investors to bring a claim.

Industry and Market Data, page 41

8. We note your statement cautioning investors not to give undue weight to projections, assumptions and estimates in your prospectus and that you have not independently verified the data contained in industry and general publications. These statements may imply an inappropriate disclaimer of responsibility with respect to third party information; therefore, please either remove the potential disclaiming language or clearly state in this section that you are liable for such information.

RESPONSE:	The Company has revised the Registration Statement to include disclosure that the Company may be liable for data contained in third-party industry and general publications.

Business, page 53

9. Please include disclosure in the Business and the MD&A sections to include the material terms of the master services agreement with AxioMx, Inc. We refer to your disclosure on page F-16, but did not note any further references in the prospectus. Please also file the master services agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to do so.

RESPONSE:	The Company has revised the Registration Statement to include disclosure regarding the material terms of the Master Services Agreement with AxioMx, Inc. in the Business and MD&A sections.

10. For each of the preclinical trials discussed in this section relating to your IMX-110, IMX-111 and IMX-120 product candidates and your preclinical results discussion starting on page 63, please revise to clarify the scope, size and design; the primary and secondary endpoints of the studies, as applicable; whether the studies were powered to show statistical significance; and whether any adverse side effects were observed.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

11. We note that to your disclosure relating to the preclinical studies for your IMX-110 and IMX-111 product candidates rely on a number of publications, such as on pages 60-61, 63, 66-67 and elsewhere in the prospectus. Please also clarify in this section and in greater detail elsewhere to disclose, if true, whether you funded or sponsored the clinical studies and if your employees were involved in both the studies and publications.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

IMX-110 Development Strategy, page 58

12. Please remove the statement that you believe that potential accelerated approvals for IMX-110 could be obtained with the completion of your Phase 2a trial and also one year into your Phase 2b/3 clinical trial, as regulatory approvals are not assured and the timing of potential approvals is not within the company’s control.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

IMX-110 Composition and Mechanism of Action, page 59

13. We refer to your conclusion on page 61 that IMX-110’s synergistic combination induces higher rates of tumor cell killing activity compared to conventional doxorubicin. In addition to the text contained in Figure 13, please revise to include a discussion of the scope, size and design of the head-to-head study in this section.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Manufacturing, page 73

14. We note your disclosure here that in certain cases, the raw materials used to manufacture your product candidates may be sourced from a single-source supplier. Please expand your disclosure here and on page 19 to discuss your sources, the availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Intellectual Property, page 74

15. We note your disclosure that your patent portfolio includes 4 U.S. and 11 foreign patents and patent applications. Please clarify the number of patents and patent applications separately, specify whether each patent and patent application is owned or licensed and identify the type of patent protection covering and the expiration dates for each patent and patent application, as applicable.

RESPONSE:	The Company has revised the Registration Statement to (i) clarify the number of patents and patent applications in its patent portfolio, (ii) indicate that each patent and patent application is owned by the Company, (iii) indicate the type of patent protection and (iv) indicate the expiration dates for each patent and patent application.

IP License Agreement with Immix Biopharma Australia Pty Ltd., page 74

16. Please revise your disclosure to discuss the nature and scope of the intellectual property transferred under the IBAPL License Agreement and the duration of the royalty term. Please also quantify any upfront fees, the aggregate amounts received to date, and the aggregate amount of milestone payments to be paid under the agreement, if any.

RESPONSE:	The Company has revised the Registration Statement to discuss the nature and scope of the intellectual property transferred under the IBAPL License Agreement (“License Agreement”), the duration of the royalty term and to indicate that the Company has not received any payments to date. The License Agreement does not provide for any upfront fees or milestone fees.

General

17. We note that the registration statement contains many blank sections, including information regarding the intended listing venue, authorized and outstanding shares, related party transaction information, use of proceeds and the terms of the company’s warrants, convertibles notes, and registration rights agreement. Please include the required disclosure for each of these items, and all material missing information, in the next draft.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

18. Certain graphics in your prospectus, including Figures 6, 13, 16, 17, 19 and 20, contain text that are illegible and include descriptions of studies and publications that are not otherwise included in the prospectus. Please revise and provide further detail, as applicable.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

19. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE:	The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Sincerely,

Immix Biopharma, Inc.

/s/ Ilya Rachman
By:	Ilya Rachman
Title:	Chief Executive Officer